AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 2001
                                                    REGISTRATION NO. 333-_______
                                                                CIK # 0001157379
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                    ----------------------------------------


                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


                    ----------------------------------------


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


A.   EXACT NAME OF TRUST:     RANSON UNIT INVESTMENT TRUSTS, SERIES 116

B.   NAME OF DEPOSITOR:       RANSON & ASSOCIATES, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Ranson & Associates, Inc.
                         250 North Rock Road, Suite 150
                              Wichita, Kansas 67206

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                      Copy to:
           ROBIN K. PINKERTON                MICHAEL R.  ROSELLA, ESQ.
        Ranson & Associates, Inc.            Paul, Hastings, Janofsky &
     250 North Rock Road, Suite 150                  Walker LLP
         Wichita, Kansas  67206                   399 Park Avenue
                                             New York, New York  10022
                                                   (212) 318-6800

E.   TITLE OF SECURITIES BEING REGISTERED:   Units of beneficial interest.

F.   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                 As soon as practicable after the effective date
                         of the Registration Statement.

================================================================================

     The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

 The information in this prospectus is not complete and may be changed. No one sells these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy securities in any state where the offer or sale is not permitted

                  Subject to Completion, Dated November 6, 2001




[LOGO]               RANSON UNIT INVESTMENT TRUSTS, SERIES 116

                     BOYAR FORGOTTEN FORTY TRUST, SERIES 1





          A portfolio of 40 stocks selected based upon the research of
                        Mark Boyar's Asset Analysis Focus
                          seeking capital appreciation.











                                   Prospectus
                                December __, 2001


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any contrary representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

   The trust seeks to provide capital appreciation by investing in a portfolio of the 40 stocks selected based upon the research of Mark Boyar & Company's Asset Analysis Focus on December __, 2001 for its Forgotten Forty.


                               INVESTMENT STRATEGY

   The trust is part of a long-term investment strategy that seeks to offer a convenient way to apply the Boyar's Forgotten Forty strategy over time. Each December, Mark Boyar & Company chooses forty stocks from its "Asset Analysis Focus," which is Boyar's institutionally-oriented research service, and publishes them in The Forgotten Forty. Boyar doesn't necessarily choose the most undervalued stocks in the "AAF Universe" for the Forgotten Forty. Rather, they choose the forty stocks in the "AAF Universe" which Boyar feels have the best chance of performing well in the coming year. At any given time, there are approximately 100 stocks in the AAF Universe (there is an actual list that changes over time). Boyar has either written an in depth report on each stock in the AAF Universe that has been published and sent to subscribers of AAF or, in a newly instituted service, has alerted subscribers through a brief notification of new stocks added to the AAF Universe. Mark Boyar & Company is not a sponsor of the trust.

                      -------------------------------------

                            PORTFOLIO DIVERSIFICATION
                            -------------------------










                      -------------------------------------

                                 PRINCIPAL RISKS

   As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

   * STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

   * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

   * THE TRUST INVESTS IN STOCKS OF SMALL COMPANIES. These stocks often involve more investment risk than stocks of larger companies.


2     Investment Summary

                                WHO SHOULD INVEST

   You should consider this investment if you:

   * want to own a defined portfolio of stocks selected based on potential stock price performance over the next six to twelve months.

   *  seek capital appreciation.

   * want to pursue a long-term investment strategy based on successive recommendations of potential six to twelve month stock price performance.

   You should not consider this investment if you:

   *  are uncomfortable with the trust's strategy.

   *  are uncomfortable with the risks of an unmanaged investment in stocks.

   *  want current income or capital preservation.

      -----------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

      UNIT PRICE AT INCEPTION                                    $10.00

      INCEPTION DATE                                  December __, 2001
      TERMINATION DATE                                   March __, 2003

      DISTRIBUTION DATES                    15th day of January, April,
                                                       July and October
      RECORD DATES                           1st day of January, April,
                                                       July and October

      CUSIP NUMBERS
      Cash distributions (all accounts)                       _________
      Reinvested distributions
        Standard Accounts                                     _________
        Wrap Fee Accounts                                     _________

      MINIMUM INVESTMENT
      Standard accounts                                $1,000/100 units

      Retirement accounts and
      custodial accounts for minors                       $250/25 units

      -----------------------------------------------------------------


                                FEES AND EXPENSES

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                     AS A % OF
                                                  $1,000 INVESTED
                                                  ---------------
INITIAL SALES FEE PAID ON PURCHASE                       1.00%
DEFERRED SALES FEE IN FIRST YEAR                         1.95
CREATION AND DEVELOPMENT FEE CAP OVER
  TRUST'S LIFE (the annual creation and
  development fee is 0.30% of average
  daily net assets and is only charged
  while you remain invested)                             0.30
                                                        ------
MAXIMUM SALES FEES (including creation and
  development fee cap over trust's life)                 3.25%
                                                        ======

ORGANIZATION COSTS (amount per 100 units paid
  by trust at end of initial offering period)                %
                                                        ======

                                       AS A % OF        AMOUNT PER
ANNUAL EXPENSES                     $1,000 INVESTED     100 UNITS
                                    ---------------     ----------
Trustee's fee and expenses               ____%            $____
Supervisory and evaluation fees          ____%             ____
Licensing fees                           ____%             ____
                                         -----            -----
  Total                                  ____%            $____
                                         =====            =====


   The deferred sales fee is fixed at $1.95 per 100 units and is deducted in monthly installments of $0.39 per 100 units on the last business day of each month from _______, 2002 through _______, 2002. The creation and development fee compensates the sponsor for creating and developing your trust and accrues daily based on average daily net asset value (not to exceed the cap described above of 0.30% of your initial investment over the trust's initial public offering period). The creation and development fee is paid to the sponsor at the close of the initial public offering period, which is expected to be ninety days from the inception date.



                                                        Investment Summary     3

                                     EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

   1 year         $_____
   3 years        $_____
   5 years        $_____
   10 years       $_____

   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests.


4     Investment Summary

THE PORTFOLIO (at December _, 2001)

                                                                                      Percentage of
                                                                                        Aggregate
Ticker          Company                                                   Initial        Offering       Price per       Cost to
Symbol            Name(1)                          Industry               Shares          Price           Share        Portfolio(2)
-----------------------------------------------------------------------------------------------------------------------------------



















                                                                                                                        ----------
                                                                                                                        $
                                                                                                                        ==========

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December _, 2001. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.
(2) Valuation of securities by the Evaluator was made using the market value per share as of the Evaluation Time on December _, 2001. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, at the closing sales price, or if no price exists at the mean between bid and offer prices on the over-the-counter market.


                                                        Investment Summary     5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

   You can buy units of the trust on any business day by contacting your financial professional. Unit prices are available daily on the Internet at WWW.RANSON.COM. The unit price includes:

   *  the value of the stocks,

   *  the initial sales fee, and

   *  cash and other net assets in the portfolio.

   We often refer to the purchase price of units as the "offer price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

   RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed. In addition, you can invest in a Ranson UIT retirement account directly with the trustee. We reduce the minimum investment to only $250 for these accounts. Please contact The Bank of New York for more information and an application. The trustee will assess an annual fee per account (currently $12) which can be deducted from your account if do not wish to pay it separately.

   VALUE OF THE STOCKS. We determine the value of the stocks as of the close of the New York Stock Exchange on each day that exchange is open. During the initial offering period, the value of the stocks includes organization costs.

   Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

   The trustee determined the initial prices of the stocks shown in "The Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

   Organization Costs. During the initial offering period, part of the value of the stocks represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

   TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The total transactional sales fee equals 2.95% of your unit price at the time of purchase. To keep your money working longer, we defer payment of $1.95 of this fee per 100 units. Your trust accrues part of this fee each day as described on page three. You pay the remaining transactional sales fee at the time you buy units (approximately 1.00% of your unit price). The transactional sales fee does not include the creation and development fee which is described under "Expenses."

   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the transactional sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of any discounts. However, if you are


6     Understanding Your Investment
eligible to receive a discount such that your total transactional sales fee is less than the fixed dollar amount of the deferred sales fee, we will credit you the difference between your total transactional sales fee and the deferred sales fee at the time you buy units.

   Large Purchases. You can reduce your transactional sales fee by increasing the size of your investment:

     If you purchase:        Your fee will be:
     ----------------        -----------------
     Less than $100,000           2.95%
     $100,000 - $249,999          ____
     $250,000 - $499,999          ____
     $500,000 - $999,999          ____
     $1,000,000 or more           ____

   We apply these fees as a percent of the unit price at the time of purchase and these amounts do not include the creation and development fee. We also apply the different purchase levels on a unit basis using a $10 unit equivalent.
For example, if you purchase between 10,000 and 24,999 units, your fee is     %
of your unit price.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

   *  purchases by your spouse or minor children and

   *  purchases by your trust estate or fiduciary accounts.

   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Ranson unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.

   Advisory and Wrap Fee Accounts. We reduce your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional.
You pay only the portion of the transactional sales fee that the sponsor retains. This table provides an example of the transactional sales fee you will pay per unit if you purchase units in this type of account.

     Fee paid on purchase           $0.000
     Deferred sponsor retention      0.0__
                                    ------
        Total                       $0.0__
                                    ======

   Units will also be subject to all trust expenses, including the creation and development fee. This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust.

   Exchange or Rollover Option. We waive the initial sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any other Ranson unit trust. You may also purchase


                                             Understanding Your Investment     7
units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust that has the same investment strategy as this trust. In order to qualify for this discount, your unit redemption or trust termination must occur on the same day that you purchase units of the trust offered in this prospectus. These discounts apply only during the initial offering period.

   Employees. We do not charge the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Ranson and its affiliates; officers, directors, and employees and their family members (spouses, children and parents) of Value Line Publishing, Inc. and its affiliates; or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. You may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. This discount applies during the initial offering period and in the secondary market.

   Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.


                             HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at WWW.RANSON.COM or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

   SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary


8     Understanding Your Investment
documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the stocks not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

   To redeem your units which are evidenced by registered certificates, if any, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

   You can request an in kind distribution of the stocks underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. The trustee will make any in kind distribution of stocks by distributing applicable stocks in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable stocks and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

   EXCHANGE OPTION. You may be able to exchange your units for units of other Ranson unit trusts at a reduced sales fee. You can contact your financial professional or Ranson for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.


                                  DISTRIBUTIONS

   QUARTERLY DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each quarterly distribution date to unitholders of record on the preceding record date. You can elect to:

   *  reinvest distributions in additional units of your trust at no fee,

   *  reinvest distributions in various mutual funds, or

   *  receive distributions in cash.

   You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units or mutual fund shares at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units or mutual fund shares will always be available for reinvestment. If units or fund shares are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

   REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way


                                             Understanding Your Investment     9
to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

   REINVEST IN MUTUAL FUNDS. You can also elect to automatically reinvest your distributions in certain mutual funds. Unlike your trust, these mutual funds are managed funds that have different objectives. You can obtain information about these funds from Ranson.

   REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.


                                INVESTMENT RISKS

   All investments involve risk. This section describes the main risks that can impact the value of the stocks in your portfolio. You should understand these risks before you invest. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

   MARKET RISK is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

   SMALL COMPANIES often involve more investment risk than stocks of larger companies. Small companies may have limited product lines, markets or financial resources. These companies may lack management depth or experience and may depend heavily on key personnel. These stocks may be less liquid and have less information about their business available to the public. These stocks also tend to be more vulnerable to adverse economic or market developments than larger company stocks. Small companies may invest in, distribute or make products that have only recently been introduced.

   CONCENTRATION RISK is the risk that your portfolio is less diversified because it concentrates in a particular type of stock. When a certain type of stock makes up more than 25% of a trust, the trust is considered to be "concentrated" in that stock type.


                            THE BOYAR FORGOTTEN FORTY

Before the start of each year, Mark Boyar & Company ("Boyar") compiles a list of stocks called the Forgotten Forty that includes overlooked or out-of-favor companies. Boyar seeks out intrinsically undervalued companies that are selling at low prices relative to their perceived inherent worth. This can lead to the potential for significant capital appreciation. The intrinsic value of a company is the estimated current worth that would accrue to the stockholders of the company, either through liquidation of corporate assets upon termination of operations, or through the sale or merger of the entire enterprise as a continuing business. In Boyar's opinion, within an investment time horizon of three to five years, typically either the stock market will accurately reflect a company's intrinsic value or the assets of the company will be acquired by a third party.

This "buy and hold" investment strategy reflects the determination to grow capital and maintain purchasing power by holding stocks for the long term. A long-term orientation may sound stodgy, but this approach is as important to investment success as picking the right stocks at the right price and at the right time. Holding the equity of good companies purchased at bargain prices allows compounding to work without the return-eroding effects of commissions and capital gains taxes. Buying and holding stocks not only postpones the payment


10     Understanding Your Investment
of capital gains taxes but there are also added positive effects on the compounding rate. Boyar believes that reducing the number of transactions generated by profit taking, all the money invested is still working or compounding, for a better return until future tax liability is incurred.

There is an advantage to the "buy and hold" investment strategy assuming various rates of return. Frequent securities trading may increase the tax liabilities of investors and reduce investors' after tax return by not taking advantage of lower capital gains rates and the advantage of deferring payment of federal tax liabilities. Under a "buy and hold" strategy, tax liabilities may be deferred to the future and, when paid, may be paid at capital gains rates that may be lower than ordinary tax rates. There is no guarantee that federal capital gains rates will remain lower than federal ordinary income tax rates.

To hasten the recognition factor of an intrinsically undervalued company's shares in the marketplace, Boyar also looks for companies that have some type of catalyst or trigger, for example: a company that has undergone, or is about to undergo, an asset redeployment program, resulting in potentially greater return on assets; a company whose chief operating officer and major stockholder is relatively old and has no heir to take over the company upon his death or retirement; or a company that is engaged in more than one business, with the possibility that the second business might be spun off to the existing shareholders. Boyar generally will feature companies whose shares:

   *  are not widely held by institutions; or

   *  are not closely followed by investments analysts; or

   * may have plummeted in value because they failed to meet analysts' earnings expectations because Boyar believes that the likelihood of a significant disparity between stock market value and intrinsic value is likely.

Boyar employs a variety of different investment strategies to uncover investment opportunities for the Forgotten Forty including the following:

1. Hidden Assets

"Hidden" assets are assets whose current values are undervalued on a company's financial statements - a situation which may lead to a disparity between market value and intrinsic worth. Hidden assets include real estate (buildings and undeveloped acreage), reserves of natural resources (coal, gas, oil and timber), cellular or cable franchises, and inventory reserves resulting from the last-in, first-out method of inventory accounting. Boyar adjusts the value of these assets to their current market value to calculate the intrinsic worth of the company, which may be much higher than the value the stock market accords them.

2. Underpriced Businesses

Excessive pessimism about a particular industry or a specific company may result in extreme disparities between the stock market value of the company and the price that would be placed upon the company if the entire enterprise were acquired by a knowledgeable private investor. When employing this method of valuation, Boyar considers the subject company's historical earning power, present product mix and financial strength as well as the prices at which similar companies have been acquired in the recent past. Boyar's findings help place an appropriate value on the shares of the subject company.

3. Undervalued Franchises

A number of companies have, over time, created valuable consumer franchises. Their products are recognized easily by consumers around the world. Such franchises are virtually impossible for a potential competitor to duplicate. These "franchise" companies often can raise prices or even charge a premium for their products or services without losing market share. The value of this competitive advantage may not be adequately reflected in the price of the company's shares.


                                            Understanding Your Investment     11

4. Selling For Less Than Net Working Capital

The minimum liquidation value of a company is, in most instances, its net working capital value. This amount is determined by subtracting from current assets all liabilities senior to the common stock, including current liabilities, long term debt, preferred stock, capitalized lease obligations and certain pension liabilities. The stock market will, at pessimistic extremes, value individual securities at a discount to their net working capital on a per share basis. Investments made at these levels provide an opportunity to purchase securities below their liquidating value and acquire the pro-rata value of property, plant and equipment at zero cost.

5. "Fallen Angels"

Well known companies, that were once the "darlings" of Wall Street, may fall out of favor with the investment community, causing their stock prices to plummet to unrealistically low levels. Boyar may feature shares of such companies if it determines that the fundamentals of such a concern are not permanently impaired.

6. Restructuring Plays, Breakups and Spin-offs

A company interested in enhancing shareholder value may spin off a portion of its assets to current stockholders through the creation of a new public entity. The common stock of the newly spun-off company may trade temporarily at a substantial discount to its underlying net asset value. This is in part because this new entity is not immediately followed by Wall Street analysts. However, the newly focused "pure play" companies often perform well and soon receive more coverage than they ever would have as one ungainly and difficult to analyze conglomerate.

7. Bankruptcies

An over-leveraged company that declares bankruptcy can purge itself of excess debt and then emerge as a more competitive enterprise. The stigma of bankruptcy, however, can sometimes depress the stock prices of those companies to bargain levels.

8. Under-Followed Companies

Boyar normally invests in the equity of companies not widely held by institutions or closely followed by other investment analysts. Boyar believes that this is the area where the stock market is most inefficient in providing investors the opportunity to find unrecognized values. High-profile, popular companies are monitored carefully and consistently by portfolio managers and investment analysts. The likelihood of a profitable disparity developing between the stock market values and the intrinsic values of these businesses is remote.

9. Low Price-to-Earnings Ratios

Boyar believes that the risk inherent in the stock selection process can be reduced by purchasing common stock at price-to-earnings ratios that are low relative to those that prevail in the general stock market. Earnings disappointments rarely hurt low price-to-earnings common stocks for long periods of time. On the other hand, positive earnings surprises usually result in an increase of the price-to-earnings ratio.

10. Large Free Cash Flows

Boyar favors companies that generate significantly more cash than they need to finance day-to-day operations. Such companies can use this excess cash to repurchase their own shares, increase dividends or make acquisitions.

11. Insider Ownership

Boyar evaluates the common equity of companies whose executives hold large amounts of the company's stock. Significant insider ownership of a company's shares often indicates that the interests of the executives and managers who own those shares are aligned with the interests of other shareholders and they have a powerful incentive to work for the company's long-term success. On the other hand, insignificant insider ownership can depress the shares of an otherwise


12     Understanding Your Investment
good company because its managers own too little equity in the business to care much about maximizing shareholder value. Boyar evaluates investments in com-panies with extreme positions of insider ownership - significant or insignificant - to aid in determining a company's intrinsic value. Excessive non-stock and non-performance related compensation for a company's top officers can also depress the shares of an otherwise good company.

In making research selections, the Forgotten Forty also focuses on certain fundamental financial characteristics of a company, including debt-to-capital ratios and the market capitalization of small-, medium- and large-sized companies.


                              HOW THE TRUST WORKS

   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

   CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

   *  to pay expenses,

   *  to issue additional units or redeem units,

   *  in limited circumstances to protect the trust,

   * to make required distributions or avoid imposition of taxes on the trust, or

   *  as permitted by the trust agreement.

   Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

   We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

   AMENDING THE TRUST AGREEMENT. Ranson and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by Ranson and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

   TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus.


                                            Understanding Your Investment     13

The trustee may terminate your trust early if the value of the trust is less than 20% of the original value of the stocks in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

   The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in kind distributions.

   RANSON. We are an investment banking firm created in 1995. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 250 North Rock Road, Ste. 150, Wichita, Kansas 67206-2241 or by using the contacts listed on the back cover of this prospectus.

   Ranson and your trust have adopted a code of ethics requiring Ranson's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10007. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Ranson and investors.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee during the initial offering period is as follows:

     If a firm distributes:     It will earn:
     ---------------------      ------------
     Less than $100,000            ____%
     $100,000 - $249,999           ____
     $250,000 - $499,999           ____
     $500,000 - $999,999           ____
     $1,000,000 or more            ____

   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm distributes between 10,000 and 24,999 units, it earns % of the unit price. In addition, firms can earn additional amounts based on total sales of all Boyar Forgotten Forty during calendar year 2002:

                                      It will earn an
     If a firm sells this amount:       additional:
     ---------------------------      ---------------
     $5,000,000 - $9,999,999              _____%
     $10,000,000 - $24,999,999            _____
     $25,000,000 or more                  _____

   We apply these amounts as a percent of the total distribution price. We pay these additional amounts out of our own assets and not out of your sales fee directly.

   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in


14     Understanding Your Investment
another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we [gained/lost] $ on the initial deposit of stocks into the trust.


                                      TAXES

   This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   TRUST STATUS. Your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the stocks and other assets held by the trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each stock when such income would be considered to be received by you if you directly owned your trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales fee).

   YOUR TAX BASIS AND INCOME OR LOSS UPON. DISPOSITION. If your trust disposes of stocks, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related stocks from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each stock or other trust asset by apportioning the cost of your units, generally including sales fees, among each stock or other trust asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because your trust terminates in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine the holding period of your units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax laws may, however, treat certain capital gains as ordinary income in special situations.


                                            Understanding Your Investment     15

   EXCHANGES AND ROLLOVERS. If you elect to reinvest the proceeds from your trust in a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of units of your trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical stocks under the wash sale provisions of the Internal Revenue Code.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of stocks from your trust when you redeem your units or at the trust's termination. By electing to receive an in-kind distribution, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive stocks in exchange for your pro rata portion of the stocks held by your trust. However, if you also receive cash in exchange for a fractional share of a stock held by your trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the fractional share of the stock.

   LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   FOREIGN, STATE AND LOCAL TAXES. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your trust that are derived from dividends of stocks of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.


                                    EXPENSES

   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Ranson unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

   Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a percentage of your trust's average daily net asset value (not to exceed 0.30 percent of your initial investment over the life


16     Understanding Your Investment
of the trust). The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

   Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Ranson, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust will also pay a license fee to Mark Boyar & Company for the use of various trademarks and trade names. Any additional fees paid to Boyar are at Ranson's expense. Your trust may pay the costs of updating its registration statement each year. The trustee may sell stocks to pay any trust expenses.


                                     EXPERTS

   LEGAL MATTERS. Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, acts as counsel for Ranson and has given an opinion that the units are validly issued.

   INDEPENDENT AUDITORS. Allen, Gibbs & Houlik, L.C., independent auditors, audited the statement of financial condition and the portfolio included in this prospectus.


                             ADDITIONAL INFORMATION

   This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the stocks in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting Ranson or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference.















                                            Understanding Your Investment     17

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS

UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 116

We have audited the accompanying statement of financial condition, including the trust portfolio, of Ranson Unit Investment Trusts, Series 116, as of the opening of business on December _, 2001, the initial date of deposit. The statement of financial condition is the responsibility of the sponsor. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation of the purchases of securities to be deposited in the trust by correspondence with the trustee. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 116 as of December _, 2001, in conformity with accounting principles generally accepted in the United States of America.

                           ALLEN, GIBBS & HOULIK, L.C.

Wichita, Kansas
December _, 2001











18     Understanding Your Investment

STATEMENT OF FINANCIAL CONDITION
AT THE OPENING OF BUSINESS ON DECEMBER _, 2001, THE INITIAL DATE OF DEPOSIT

  INVESTMENT IN STOCKS
  Contracts to purchase stocks (1) (2)                              $__________

  Number of units                                                    __________

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities
    Organization costs (3)                                          $__________
    Deferred sales fee (4)                                           __________

  Interest of investors
    Cost to investors (5)                                            __________
    Less: gross underwriting commission and organization costs (5)   __________
    Net interest of investors (1) (2) (5)                            __________
  Total                                                             $__________

--------------------
1. Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.
2. Cash or an irrevocable letter of credit issued by Intrust Bank, N.A., Wichita, Kansas has been deposited with the trustee covering the funds
     (aggregating $         ) necessary for the purchase of the securities in
     the trust represented by purchase contracts.
3. A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. The amount of these costs are set forth in the "Fees and Expenses." A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (if earlier) to an account maintained by the trustee from which this obligation of the investors will be satisfied.
4. The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the total transactional sales fee and the deferred sales fee. The total transactional sales fee is 2.95% (equivalent to 3.040% of the net amount invested). The deferred sales fee is equal to $1.95 per 100 Units.
5. The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.





                                            Understanding Your Investment     19

CONTENTS1


                                                Investment Summary
------------------------------------------------------------------
A concise description         2   Investment Objective
of essential information      2   Investment Strategy
about the portfolio           2   Principal Risks
                              3   Who Should Invest
                              3   Essential Information
                              3   Fees and Expenses
                              5   The Portfolio

                                     Understanding Your Investment
------------------------------------------------------------------
Detailed information to       6   How to Buy Units
help you understand           8   How to Sell Your Units
your investment               9   Distributions
                             10   Investment Risks
                             13   How the Trust Works
                             15   Taxes
                             16   Expenses
                             17   Experts
                             17   Additional Information
                             18   Report of Independent Auditors
                             19   Statement of Financial Condition

Where to Learn More
------------------------------------------------------------------
You can contact us for       VISIT US ON THE INTERNET
free information about         http://www.ranson.com
this and other invest-       BY E-MAIL
ments, including the           invest@ranson.com
Information Supplement.      CALL RANSON
                               (800) 345-7999
                               Pricing Line (888) 248-4954
                             CALL THE BANK OF NEW YORK
                               (800) 701-8178 (investors)
                               (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information, including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C. 20549-0102
  VISIT:   http://www.sec.gov (EDGAR Database)
  CALL:    1-202-942-8090 (only for information on
           the operation of the Public Reference Section)

REFER TO:
   RANSON UNIT INVESTMENT TRUSTS, SERIES 116
   Securities Act file number:  333-
   Investment Company Act file number: 811-3763

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

                                       RANSON

                                        UNIT

                                     INVESTMENT

                                       TRUSTS






                                   BOYAR FORGOTTEN

                                     FORTY TRUST

                                       [LOGO]

                                      SERIES 1









                             PROSPECTUS DECEMBER _, 2001




NY/359315.3

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The following exhibits
     The Signatures


1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1 Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

2.2    Form of code of ethics (to be filed by amendment).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

3.2 Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

4.1    Consent of Independent Auditors (to be filed by amendment).

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 116 has duly caused this Registration Statement to be signed on its behalf by the 6th day of November, 2001.

                           RANSON UNIT INVESTMENT TRUSTS,
                              SERIES 116, Registrant

                           By:    RANSON & ASSOCIATES, INC., Depositor

                           By:  /s/ ROBIN K. PINKERTON
                              ----------------------------------------
                                    Robin K. Pinkerton



     Pursuant to the requirements of the Securities Act of 1933 , the Registration Statement has been signed below on November 6, 2001 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.

       Signature                      Title

 /s/ BENJAMIN FULTON          President and Director
--------------------------
Benjamin Fulton


 /s/ DAVID HOOTEN             Chairman of the Board
--------------------------        of Directors
David Hooten


 /s/ ROBIN K. PINKERTON
--------------------------    Secretary, Treasurer
Robin K. Pinkerton                and Director










                                      S-3


NY/359907.1